Exhibit (a)(5)(B)

News Release

Coca-Cola Consolidated Announces Commencement of Tender Offer to Purchase up to $2.0 Billion in Value of its Common Stock

CHARLOTTE, May 20, 2024 – Coca-Cola Consolidated, Inc. (NASDAQ: COKE) (the “Company”) announced today that it has commenced a modified “Dutch auction” tender offer to purchase shares of its Common Stock for an aggregate purchase price of up to $2.0 billion.

Pursuant to the tender offer, stockholders may tender all or a portion of their shares (1) at a price specified by the tendering stockholder of not less than $850 and not more than $925 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, the Company will determine the lowest price within the range of prices specified above (the “purchase price”) enabling the Company to purchase up to $2.0 billion in the aggregate of its common stock. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares validly tendered and not validly withdrawn at or below the purchase price exceeds $2.0 billion. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders. All shares purchased by the Company will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to stockholders.

The Company intends to fund the tender offer using a combination of cash on hand, borrowings under our revolving credit facility, borrowings under one or more new term loan facilities and/or proceeds of an offering of senior unsecured notes.

The tender offer is not conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase, including a condition that the Company will have received aggregate gross proceeds from one or more new term loan facilities and/or an offering of senior unsecured notes of at least $2.5 billion (the “Financing Condition”). If the Financing Condition is not satisfied and the Company does not waive the Financing Condition, the Company may amend, terminate or extend the tender offer. The tender offer will expire at 5:00 p.m., New York City time, on June 18, 2024, unless extended or terminated by the Company. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. Innisfree M&A Incorporated will serve as information agent for the tender offer, and Equiniti Trust Company, LLC is acting as the depositary for the tender offer. Rothschild & Co is acting as advisor to the Company in connection with the tender offer.

The Company’s Board of Directors has authorized the tender offer. However, none of the Company, the Company’s Board of Directors, the depositary or the information agent makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information contained in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

Additional Information Regarding the Tender Offer

The information in this press release describing the tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Coca-Cola Consolidated is filing with the SEC, and distributing to its stockholders, as they may be amended or supplemented. Stockholders should read the Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the terms and conditions of the tender offer. Stockholders of the Company may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents that the Company is filing with the SEC from the SEC’s website at www.sec.gov. Stockholders are also able to obtain a copy of these documents, without charge, from Innisfree M&A Incorporated, the information agent for the tender offer, toll free at 1-877-456-3507. Stockholders are urged to carefully read all of those materials prior to making any decision with respect to the tender offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release are “forward-looking statements” that involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words “anticipate,” “believe,” “expect,” “intend,” “project,” “may,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. Such forward-looking statements include our ability to complete the tender offer on the terms and timing described herein, or at all. These forward-looking statements reflect the Company’s best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this news release. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: increased costs (including due to inflation), disruption of supply or unavailability or shortages of raw materials, fuel and other supplies; the reliance on purchased finished products from external sources; changes in public and consumer perception and preferences, including concerns related to product safety and sustainability, artificial ingredients, brand reputation and obesity; changes in government regulations related to nonalcoholic beverages, including regulations related to obesity, public health, artificial ingredients and product safety and sustainability; decreases from historic levels of marketing funding support provided to us by The Coca-Cola Company and other beverage companies; material changes in the performance requirements for marketing funding support or our inability to meet such requirements; decreases from historic levels of advertising, marketing and product innovation spending by The Coca-Cola Company and other beverage companies, or advertising campaigns that are negatively perceived by the public; any failure of the several Coca-Cola system governance entities of which we are a participant to function efficiently or on our best behalf and any failure or delay of ours to receive anticipated benefits from these governance entities; provisions in our beverage distribution and manufacturing agreements with The Coca-Cola Company that could delay or prevent a change in control of us or a sale of our Coca-Cola distribution or manufacturing businesses; the concentration of our capital stock ownership; our inability to meet requirements under our beverage distribution and manufacturing agreements; changes in the inputs used to calculate our acquisition related contingent consideration liability; technology failures or cyberattacks on our information technology systems or our effective response to technology failures or cyberattacks on our customers’, suppliers’ or other third parties’ information technology systems; unfavorable changes in the general economy; the concentration risks among our customers and suppliers; lower than expected net pricing of our products resulting from continued and increased customer and competitor consolidations and marketplace competition; the effect of changes in our level of debt, borrowing costs and credit ratings on our access to capital and credit markets, operating flexibility and ability to obtain additional financing to fund future needs; the failure to attract, train and retain qualified employees while controlling labor costs, and other labor issues; the failure to maintain productive relationships with our employees covered by collective bargaining agreements, including failing to renegotiate collective bargaining agreements; changes in accounting standards; our use of estimates and assumptions; changes in tax laws, disagreements with tax authorities or additional tax liabilities; changes in legal contingencies; natural disasters, changing weather patterns and unfavorable weather; climate change or legislative or regulatory responses to such change; and the impact of any pandemic or public health situation. These and other factors are discussed in the Company’s regulatory filings with the United States Securities and Exchange Commission, including those in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The forward-looking statements contained in this news release speak only as of this date, and the Company does not assume any obligation to update them, except as may be required by applicable law.

About Coca-Cola Consolidated, Inc.

Coca-Cola Consolidated is the largest Coca-Cola bottler in the United States. Our Purpose is to honor God in all we do, to serve others, to pursue excellence and to grow profitably. For over 122 years, we have been deeply committed to the consumers, customers and communities we serve and passionate about the broad portfolio of beverages and services we offer. We make, sell and distribute beverages of The Coca-Cola Company and other partner companies in more than 300 brands and flavors across 14 states and the District of Columbia, to approximately 60 million consumers.

Headquartered in Charlotte, N.C., Coca-Cola Consolidated is traded on The Nasdaq Global Select Market under the symbol “COKE”. More information about the Company is available at www.cokeconsolidated.com. Follow Coca-Cola Consolidated on Facebook, X, Instagram and LinkedIn.

CONTACTS:
Ashley Brown (Media)	Scott Anthony (Investors)
Director, External Communications	Executive Vice President & Chief Financial Officer
(803) 979-2849	(704) 557-4633
Ashley.Brown@cokeconsolidated.com	Scott.Anthony@cokeconsolidated.com